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EXHIBIT 12 - Computation of Ratios



                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands except ratio)

                                                                                         Year Ended
                                                          1998          1997          1996         1995         1994         1993

Income before income taxes                              $ 117,922     $ 104,077     $ 71,240     $ 49,817     $ 36,396     $ 15,696

Dividends and other received from
  nonconsolidated affiliates                                9,168         4,624       10,430        1,432         --           --
                                                        ---------     ---------     --------     --------     --------     --------
               Total                                      127,090       108,701       81,670       51,249       36,396       15,696

               Fixed Charges

Interest expense                                          135,766        75,076       30,080       20,752        7,669        5,390
Amortization of loan fees                                   2,220         1,451          506        1,004           82            5
Interest portion of rentals                                16,044         6,120          424          361          262          188
                                                        ---------     ---------     --------     --------     --------     --------
               Total fixed charges                        154,030        82,647       31,010       22,117        8,013        5,583

Preferred stock dividends
Tax effect of preferred dividends                            --            --           --           --           --           --
After tax preferred dividends                                --            --           --           --           --           --
                                                        ---------     ---------     --------     --------     --------     --------
Total fixed charges and preferred dividends               154,030        82,647       31,010       22,117        8,013        5,583

               Total earnings available for
               payment of fixed charges                 $ 281,120     $ 191,348     $112,680     $ 73,366     $ 44,409     $ 21,279
                                                        =========     =========     ========     ========     ========     ========
               Ratio of earnings to fixed
               charges                                       1.83          2.32         3.63         3.32         5.54         3.81
                                                        =========     =========     ========     ========     ========     ========


Rental fees and charges                                 $ 200,550     $  76,500     $  5,299     $  4,510     $  3,273     $  2,344
               Interest rate                                    8%            8%           8%           8%           8%           8%
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